[Letterhead of Intersil Corporation]

Via EDGAR

May 11, 2004

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, DC 20549,

U.S.A.

Re:	Intersil Corporation (the “Registrant”) Registration
Statement on Form 8-A (File No. 001-31784)

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the registration statement on Form 8-A filed September 5, 2003 under File No. 001-31784, Accession No. 0001193125-03-046024 (the “Original Form 8-A”), be withdrawn, effective immediately.

The Original Form 8-A indicated that it was filed relating to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act. However, a registration statement on Form 8-A relating to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act should have been filed instead. Accordingly, we filed a registration statement on Form 8-A under File No. 000-29617 relating to the registration of a class of securities pursuant to Section 12(g) on May 11, 2004, and are making this request for the withdrawal of the Original Form 8-A.

The Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any questions you may have concerning this application to Thomas C. Tokos (telephone: 408.935.4343); facsimile: 408.935.4310) at Intersil Corporation, 675 Trade Zone Boulevard, Milpitas, CA 95035.

INTERSIL CORPORATION

By:	/S/ THOMAS C. TOKOS
Name:	Thomas C. Tokos
Title:	Vice President, General Counsel and Secretary